

| Form 1
Page 1
Execution
Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed
(MM/DD/YY): | OFFICIAL
USE
ONLY |

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATION

15021147

☐ APPLICATION   *ISE Gemini, LLC*   ☑ AMENDMENT

1. State the name of the applicant:

2. Provide the applicant's primary street address (Do not use a P.O. Box): *60 Broad Street*
   26th Floor   New York. NY 10004

   SEC Mail Processing Section

   DEC 2 1 2015

   Washington DC 404

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   212 943-2400   *212-509-3955*
   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Ronan Cahill   Senior Legal and Regulatory Associate 212-897-8152
   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
   Michael Simon
   60 Broad Street
   New York. NY 10004

7. Provide the date applicant's fiscal year ends: *December 31, 2014*

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☑ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): *05/30/2012*   (b) State/Country of formation: *Delaware*

   (c) Statute under which applicant was organized: *Delaware LLC Act 6 Del C section 18-101*

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

ISE Gemini, LLC (Name of applicant)

Date: *12/18/15*
(MM/DD/YY)

By: _____ (Signature)   *Ronan Cahill   Legal Associate* (Printed Name and Title)

Subscribed and sworn before me this *19th* day of *December, 2015* by *Joseph Ferraro* (Notary Public)
(Month)   (Year)

My Commission expires *1/16/19*   County of *NY*   State of *NY*

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

JOSEPH W FERRARO
Notary Public - State of New York
NO. 02FE6082165
Qualified in New York County
My Commission Expires 1/16/19

4



December 18, 2015

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: ISE Gemini, LLC
        SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the ISE Gemini, LLC's ("ISE Gemini" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE Gemini issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE Gemini's website:

Options
New Listings:
        http://ise.com/newlistings
Delistings:
        http://ise.com/delistings
Expiration Notices:
        http://ise.com/expirationnotices
Series Additions/Deletions:
        http://ise.com/serieslist
Market Information Circulars:
        http://ise.com/mics

Index Options
Recent Index Changes:
        http://ise.com/newlistings
Index Settlement Values:
        http://www.ise.com/options/products-traded/index-settlement-values

Legal & Regulatory
Regulatory Information Circulars:
        http://www.ise.com/rics
Rules:
        http://www.ise.com/rules

Marketing Material
Press Releases:
>   http://www.ise.com/press-room/press-releases/

Publications:
>   http://www.ise.com/publications

Corporate
Board Members:
>   http://www.ise.com/about-ise/board-of-directors/

Constitution:
>   http://www.ise.com/media/92473/Constitution-of-Topaz-Exchange-31-Jul-13-name-change-to-ISE-Gemini-.pdf

LLC Agreement:
>   http://www.ise.com/media/103279/Executed-Second-Amended-and-Restated-LLC-Agreement-18-Dec-2014-.pdf

Exchange Officers:
>   http://www.ise.com/about-ise/management-team/

Members
List of ISE Members:
>   http://www.ise.com/options/membership/exchange-members/

Transactional Volume
Volume Report
>   http://www.ise.com/options/exchange-data/

With respect to the information contained in Exhibit C as it relates to subsidiaries and affiliates as required by Rule 6a-2(d)(1), the Exchange hereby certifies that the information is kept up to date and is available to the Commission and the public upon request. If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,

Ronan Cahill
Senior Legal & Regulatory Associate

ORIGIN ID:SXYA
RONAN CAHILL
(212) 897-8152

80 BROAD STREET
NEW YORK, NY 10004
UNITED STATES US

SHIP DATE: 18DEC15
ACTWGT: 1.00 LB
CAD: 101219947/INET3570

BILL SENDER

TO CHRIS GROBBEL
US SECURITIES & EXCHANGE COMMISION
OFFICE OF MARKET SUPERVISION
100 F STREET NE, MAIL STOP 6628

(202) 551-5555

WASHINGTON DC 20549



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